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                                                               Exhibit 99(a)(13)

For Immediate Release
August 11, 1997



Cincinnati, Ohio -- Frisch's Restaurants, Inc. (American Stock Exchange: FRS) announced today that, based upon a preliminary count by the depositary for its "Dutch Auction" self-tender offer, the Company expects to purchase approximately 1,142,966 shares of its common stock from its shareholders at a purchase price of $15.00 per share in accordance with the terms of the tender offer. Shares tendered at prices greater than $15.00 per share or those not within the prorated amount (approximately 1,295,531 shares) will not be purchased. The tender offer expired on Friday, August 8, 1997 at 12:00 Midnight, Eastern Daylight Savings time.

         In the tender offer which commenced on July 14, 1997, the Company had offered to purchase for cash up to 1,000,000 shares of its common stock at a purchase price not greater than $17.00 nor less than $15.00 per share, net to the seller in cash. As permitted by the terms of the offer, the Company increased the number of shares purchased by approximately 142,966 shares. Since approximately 1,212,479 shares were tendered at $15.00 per share, there will be proration among the shareholders who tendered at that price.

         The determination of the actual number of shares to be purchased and the final purchase price is subject to final confirmation of the proper delivery of all shares tendered and not withdrawn. Payment for the shares properly tendered and accepted for purchase will be made as soon as practicable. All shares tendered and not purchased will be returned to shareholders by the depositary, Continental Stock Transfer & Trust Company.

         Prior to the purchase of shares pursuant to the tender offer, the Company had 7,148,334 shares of common stock outstanding. Following the purchase of shares pursuant to the tender offer, the Company will have approximately 6,005,368 shares of common stock outstanding.

Frisch's Restaurants, Inc., headquartered in Cincinnati, Ohio, operates and licenses family restaurants, some with drive-thru service, under the name Frisch's Big Boy. Additionally, the Company operates two Quality Hotels with restaurants in metropolitan Cincinnati.



Company Contact:           Donald H. Walker
                           Vice President-Finance and Chief Financial Officer
                           513-559-5202